EXHIBIT 21.1

LIST OF SUBSIDIARIES

Name	State of Incorporation

Prime Capital Services, Inc.	New York

Prime Financial Services, Inc.	Delaware

Asset & Financial Planning, Ltd.	New York

GC Capital Corp	Delaware